

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC



04007256

January 28, 2004

Katherine A. Smith
Assistant Counsel
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, Illinois 60062

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-28-2004

Re: The Allstate Corporation
Incoming letter dated December 22, 2003

Dear Ms. Smith:

This is in response to your letters dated December 22, 2003 and January 13, 2004 concerning the shareholder proposal submitted to Allstate by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

899051


Allstate.
You're in good hands.

RECEIVED
2003 DEC 23 PM 2:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(10), 14a-8(i)(3) and 14a-9

December 22, 2003

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2004 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2004 the stockholder proposal submitted by Mr. Emil Rossi who is represented by Mr. John Chevedden.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 26, 2004 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;
2. Mr. Rossi's letter of October 7, 2003 with his proposal (Exhibit A);
3. My letter of October 23, 2003 to Mr. Chevedden regarding eligibility information and requesting certain changes be made in the text of the proposal (Exhibit B);
4. Mr. Chevedden's e-mail to me of October 26, 2003 (Exhibit C);
5. Letter from Morgan Stanley, dated October 27, 2003 evidencing Mr. Rossi's ownership of Allstate securities (Exhibit D)
6. My e-mail reply to Mr. Chevedden of October 29, 2003 (Exhibit E);
7. Mr. Chevedden's e-mail to me of October 30, 2003 (Exhibit F);
8. My e-mail reply to Mr. Chevedden of October 30, 2003 (Exhibit G);
9. Mr. Rossi's proposal, dated November 14, 2003 which only revised the first paragraph of the October 7, 2003 proposal (Exhibit H);
10. My e-mail message to Mr. Chevedden of December 2, 2003 (Exhibit I);
11. Mr. Chevedden's e-mail message to me of December 2, 2003 (Exhibit J);
12. My e-mail reply to Mr. Chevedden of December 2, 2003 (Exhibit K);

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

13. Mr. Chevedden's e-mail to me of December 3, 2003 (Exhibit L);
14. My e-mail response to Mr. Chevedden of December 3, 2003 (M);
15. My email to Mr. Chevedden of December 10, 2003 (Exhibit N);
16. My letter to Mr. Chevedden, dated December 18, 2003 (Exhibit O);
17. print-offs of website pages referred to in the proposal (Exhibit P)

The proposal requests the Allstate Board of Directors "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also, once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes." (the "Proposal").

Reasons for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement under Rule 14a-8(i)(10) as the Proposal has been substantially implemented. In addition, the Proposal violates Rule 14a-8(i)(3) in that it contains materially false and misleading statements in contravention of Rule 14a-9 and Allstate therefore submits that the Proposal should therefore be omitted in its entirety.

The Proposal May be Omitted under Proxy Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal where the company has substantially implemented the proposal. The substantially implemented standard replaced that contained in predecessor rule 14a-8(c)(10), which allowed omission of a proposal where implementation of the proposal would be deemed "moot". The current rule adopted in SEC Release 34-20091 (August 16, 1983) clarified that a proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented.

The Division has recently determined that proposals calling for the redemption of any poison pills issued and the commitment that any poison pills not be adopted or extended without being submitted for a shareholder vote, have been substantially implemented where 1) a company had no rights plan in place and 2) had a policy or resolution stating that the company would not adopt or extend any rights plan without a shareholder vote. *See* Bank of America (dated February 18, 2003); Citigroup Inc. (dated February 25, 2003) and AutoNation, Inc. (dated March 5, 2003).

The Proposal requests the Directors to "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical" and submit "any dilution or removal of this proposal" to a shareholder vote "as a separate ballot item at the earliest possible shareholder election". The first part of the Proposal seeks the submission of any rights plan adopted, maintained or extended to a shareholder vote.

Allstate's Board of Directors approved the termination of its rights plan on November 11, 2003 and the redemption of the rights issued in connection with the plan scheduled for January 2, 2004. The Board acted on the recommendation of its Nominating and Governance Committee upon its completion of a triennial independent directors evaluation conducted with the assistance of outside independent advisors. This Board action was reported in the press and detailed on the company's website. At the same time, the Board adopted the following policy:

Shareholder Rights Plans. *The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.*

As clearly stated in the policy, the Board will seek shareholder approval prior to adopting any future rights policy unless pursuant to its fiduciary duties, it is required to adopt a rights plan prior to obtaining shareholder approval. In that case, the Board commits to seek shareholder approval of any rights plan so adopted at its next annual shareholder meeting and if shareholders do not approve the adoption of the rights plan, the plan shall expire within one year from the date of the meeting. Given that the policy clearly commits to seek a shareholder vote of any rights plan in either case, the first part of the Proposal has been substantially implemented.

The second part of the Proposal states: "[a]*lso once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.*" Although it is not clear, this part appears to request that once the first part of the proposal is adopted – the submission of any rights plan to a shareholder vote – either 1) the Board's commitment to submit any rights plan to a shareholder vote be submitted at the "earliest possible shareholder election" or 2) any subsequent adoption of a rights plan by the Board be submitted to a shareholder vote at the "earliest possible shareholder election". Allstate submits that this part of the Proposal, however interpreted, has also been substantially implemented under Allstate's policy on shareholder rights plans. Allstate's policy speaks to the adoption of "*any rights plan*" and does not contain a sunset provision. We note that the proponent acknowledges in his supporting statement the flexibility of a "fiduciary out" which is contained the policy. The policy statement is a formal Board policy that was carefully and thoroughly deliberated in connection with the triennial independent directors evaluation and culminated in the Board's actions of November 11, 2003. This policy is part of Allstate's Corporate Governance Guidelines and is fully intended to remain in place for the foreseeable future.

The Proposal Violates Proxy Rules 14a-8(i)(3) and 14a-9

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials.

False and Misleading Statements Must be Removed from Supporting Statement pursuant to 14a-9

The supporting statement contains several purported references that are incomplete and unsubstantiated and therefore seek to present what may be false, misleading or otherwise irrelevant information in violation of Rule 14a-9. The following is a list of the deficient references contained in the supporting statement.

1. Without any reference to a factual source, the Proposal states: "[t]his topic also won an overall 60% yes-vote at 79 companies in 2003". The topic presented by this particular Proposal was only just presented in its current, revised form by Mr. Chevedden in November 2003. The revised version could not have achieved this level of overall support in the two months remaining in 2003 since its revision. As such, the statement is clearly false and misleading.

2. The reference to the statement appearing in The Motley Fool is unsubstantiated by date, author or context. In this regard, it may be false, misleading and irrelevant to the issue being presented in the Proposal and confusing to Allstate shareholders who, without more information, will be unable to research the source cited for information.

3. The statement attributed to the Wall Street Journal is a paraphrase of an "op-ed" opinion piece and therefore represents the views of one unidentified person rather than a statement from a credible and fact-based news report. This statement should be identified accurately as the opinion of Mr. Holman W. Jenkins Jr. as it appeared in the editorials section of the Wall Street Journal. Without accurately identifying the statement as such, it is clearly misleading and gives the false impression that it was attributable to a fact-based journalistic report. *See* Monsanto Company (dated November 26, 2003) (directing Mr. Chevedden to revise the same reference to clarify that it refers to an opinion article).

For each of the foregoing reasons, Allstate submits that each of the statements referenced above renders the Proposal excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the Proposal.

Website References Excludable under Staff Legal Bulletin No. 14 and Rule 14a-8(i)(3)

Staff Legal Bulletin No. 14 (July 13, 2001) states that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Website material, by its nature, is subject to change at any time and cannot be regulated for content by the proponent or by Allstate. As such, the websites may at any time contain materially false, misleading and irrelevant information. The SEC has previously agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8 which may allow the SEC's rules relating to proxy statements to be circumvented. *See*, The Emerging Germany Fund, Inc. (December 22, 1998)(acknowledgement that website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998)(inclusion of website reference subverts the proxy process as information posted may be altered); Pinnacle West Capital Corporation (March 11, 1998)(no way to verify accuracy of information posted). Such circumvention could easily give rise to the propagation of false and misleading information that could lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

The SEC has historically indicated that websites references may be omitted from supporting statements on the basis that such sites may contain materially false or misleading information. *See*, Allegheny Energy, Inc. (March 20, 2002) (deleting reference to www.cii.org in supporting statement submitted by representative, John Chevedden); Sabre Holdings Corporation (March 18, 2002) (deleting reference to www.cii.org in supporting statement of John Chevedden); Raytheon Company (March 13, 2002) (deleting reference to "& www.cii.org in supporting statement of John Chevedden); AMR Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by John Chevedden).

Additionally, the Division directed Mr. Chevedden to remove the reference to the Council of Institutional Investors website, www.cii.org from the proposal he submitted to Allstate for its 2002 annual shareholder meeting. *See* The Allstate Corporation (dated February 18, 2003). Again in January 2003, the Division was called upon to direct Mr. Chevedden to revise the same website reference, www.cii.org to provide a citation to a specific source *See* The Allstate Corporation (dated January 24, 2003).

Despite these multiple instructions from the Division to Mr. Chevedden, he has once again included the website reference, www.cii.org in the Proposal without more to give the false impression that CII has taken a position with respect to Allstate as opposed to its general position favoring a shareholder vote on poison pills. Presented as such, it is false and misleading. *See,* Sabre Holdings Corporation (dated March 20, 2003)(directing John Chevedden to revise the reference to provide a citation to a specific source for the discussion referenced); Monsanto Company (November 26, 2003)(directing Mr. Chevedden to revise the references to CII make clear that the statements reflect the organizations' general recommendation as to shareholder approval of poison pills only and not to the proposal submitted).

The Proposal contains another website reference, morningstar.com, which is similarly objectionable as the site referenced may contain materially false or misleading information. In addition, the statement attributed to morningstar.com is also misleading as it is incomplete and unsubstantiated.

The reference to www.cii.org links the reader to the home page of the Council of Institutional Investors (CII), an organization of pension funds, whose site addresses investment issues affecting plan assets. As such, the home page contains links to information about CII's policies on numerous topics from shareholder meeting rights to director and management compensation and further links to shareholder initiatives on various types of shareholder proposals. It should be noted that CII posts a disclaimer to its shareholder initiatives information which states that the information posted therein is "believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way." Similarly, the reference to morningstar.com takes the reader to the home page of this organization, described as a global investment research firm. As such, its website contains a variety of information unrelated to the subject of the Proposal, including 401ks, Bonds and Bond Funds, Saving for College. It also contains links to various e-newsletters offering investment advice, strategies and opinions on many, many investing issues.

Attached as Exhibit P are print-offs of the various subjects accessible from the home pages of cii.org and morningstar.com. These form the basis for excluding this website address as containing materially false and misleading and irrelevant material not related to the subject matter of shareholder rights agreements, and may therefore lead to shareholder confusion.

On the basis of the foregoing, the Company submits that the inclusion of these website references in the Proposal renders it excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the Proposal.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2004 for the reasons set forth above. We would appreciate receiving your response by January 30, 2004, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m).

If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,



Katherine A. Smith

Enclosures
Copy to: John Chevedden
Emil Rossi

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward Liddy
Chairman
Allstate Corporation (ALL)
2775 Sanders Road
Northbrook, IL 60062
Phone: (847) 402-5000
Fax: (847) 402-2351, 402-0169

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7 03

cc: Katherine A. Smith
FX: 847/326-9722

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	62%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.



Allstate.
You're in good hands.

EXHIBIT B

Katherine A. Smith
Assistant Counsel

Corporate Governance

October 23, 2003

VIA AIRBORNE EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RE: Shareholder Proposal for The Allstate Corporation 2004 Proxy Statement

Dear Mr. Chevedden:

We received Mr. Rossi's letter dated October 7, 2003 on October 11, 2003 with the shareholder proposal requesting the board seek shareholder approval of any current or future poison pill. The following information and changes are requested.

1. Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of your proposal. Our records indicate that Mr. Rossi transferred his shares of Allstate stock on March 31, 2003. SEC rule 14a-8(b)(2)(i) requires that Mr. Rossi provide a written statement from the record holder of the shares (which is usually a bank or broker) verifying that as of October 7, 2003, Mr. Rossi has continuously held the requisite amount of securities for a period of at least one year.

2. Textual Changes to make proposal not false and misleading

In addition, in order to include the proposal in Allstate's 2004 proxy statement, we request that the following changes be made to the text of the proposal which are all consistent with the advice received on January 24, 2003 and on February 18, 2002 from the Chief Counsel's office of the Division of Corporation Finance, copies of which are enclosed.

a. Remove website references – www.cii.org and morningstar.com

In the text of the proposal Mr. Rossi has cited the website www.cii.org. This same website was included in Mr. Rossi's proposal to us in 2002 and 2003. As you may recall, the SEC Staff stated on February 18, 2002 and on January 24, 2003 that the inclusion of this website

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

"may be materially false or misleading under rule 14a-9". In 2002, they directed Mr. Rossi to delete the reference from his proposal and supporting statement; and in 2003, the Staff directed that the reference be revised "to provide a specific source for the discussion referenced."

Accordingly, we request that you revise the reference to www.cii.org and to morningstar.com to provide specific references for the statements contained in the proposal. (You may also wish to correct the typographical error in the name, morningstar.com in the proposal.)

b. Insert dates and source names to references

In keeping with the SEC's direction cited above that referenced information be made specific, we further request that the following references be revised in the text of the proposal as follows:

- The Motley Fool (need name of source and date of publication)
- Moringstar.com (correct spelling, include name and date of source)
- Wall Street Journal, Feb. 24, 2003 (include name of source)
- T.J. Dermot Dunphy, CEO of Sealed Aire (NYSE) ....(include name of publication and date of source)

Providing this information in the text of the proposals will enable shareholders with the ability to find and read the entire text of the sources referenced.

3. Provide support for statement

Lastly, please provide support and a detailed reference in the text of the proposal for the statement, "*This topic also won an overall 60% yes-vote at 79 companies in 2003.*"

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter. Please direct your response to my attention. If you should have any questions, please contact me at the numbers listed below.

Very truly yours,



Katherine A. Smith

Enclosures
Copy to: E. Rossi

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Allstate may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced. Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Special Counsel

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board of directors redeem any poison pills previously issued unless it is approved by Allstate shareholders.

We are unable to concur in your view that Allstate may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the reference to "(www.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Attorney-Advisor

EXHIBIT C

Smith, Katherine

From: Olmsted Point [olmsted7point@yahoo.com]
Sent: Sunday, October 26, 2003 9:19 AM
To: Smith, Katherine
Subject: Rule 14a-8

Ms. Katherine A. Smith

Ms. Smith,
Please confirm that the October 23, 2003 letter is complete and that agreement on the issues therein will result in not burdening the Office of Chief Council regarding further changes or omission of the proposal.

Thank you.

Sincerely,
John Chevedden

cc: Emil Rossi

Please do not send attachments to this email address.

EXHIBIT D

Mark S. Chrismosen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2635
direct 707 524 1070
fax 707 524 1099

MorganStanley

(ALL)

Post-it® Fax Note 7671	Date 10-29-03	# of pages ▶ 2
To Katherine Smith	From John Cheralden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 847-326-4722	Fax #	

cc: Emil Rossi

RH 11-4

October 27, 2003

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account
on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

Mr. Rossi is record holder prior to this date.

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp

6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co.
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co.
1000 shares PPL Corp

3000 shares	Plum Creek Timber Co Inc. REI
1000 shares	Terra Nitrogen Co LP Com Unit
800 shares	SBC Communications
1887 shares	Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased
304 Catellus on October 17, 2003, bringing his total position to 500 shares.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

EXHIBIT E

Smith, Katherine

From: Smith, Katherine
Sent: Wednesday, October 29, 2003 3:56 PM
To: 'Olmsted Point'
Subject: RE: Rule 14a-8

Dear Mr. Chevedden,

Thank you for your email.

My letter of October 23rd informed you, as representative for Mr. Rossi, of the items required to be met by the SEC's shareholder proposal rules in order for Mr. Rossi's proposal to be included in Allstate's 2004 proxy statement. Allstate cannot agree to waive any rights it may have to seek no-action relief under these rules without first receiving the necessary proof of ownership and seeing the textual revisions requested.

After we receive the revised proposal and proof of ownership, we will evaluate whether any issues remain. We are quite mindful of the SEC's workload burdens and have no desire to add to them, therefore I look forward to receiving the requested information and revised proposal.

Very truly yours,
Katherine Smith

-----Original Message-----
From: Olmsted Point [mailto:olmsted7point@yahoo.com]
Sent: Sunday, October 26, 2003 9:19 AM
To: Smith, Katherine
Subject: Rule 14a-8

Ms. Katherine A. Smith

Ms. Smith,
Please confirm that the October 23, 2003 letter is complete and that agreement on the issues therein will result in not burdening the Office of Chief Council regarding further changes or omission of the proposal.

Thank you.

Sincerely,
John Chevedden

cc: Emil Rossi

Please do not send attachments to this email address.

Smith, Katherine

From: Olmsted Point [olmsted7point@yahoo.com]
Sent: Thursday, October 30, 2003 9:16 AM
To: Smith, Katherine
Subject: RE: Rule 14a-8

Ms. Katherine Smith

Ms. Smith,
Please advise the number of days expected, from the date of proposal submittal, for the company to complete its review of the 500-word proposal. This proposal is on a well-established topic which received 60% of the yes and no votes at the 2003 Allstate annual meeting.
Sincerely,
John Chevedden
cc: Emil Rossi

Smith, Katherine

From: Smith, Katherine
Sent: Thursday, October 30, 2003 9:21 AM
To: 'Olmsted Point'
Subject: RE: Rule 14a-8

Have you sent a revised proposal? I have not yet received it.

-----Original Message-----
From: Olmsted Point [mailto:olmsted7point@yahoo.com]
Sent: Thursday, October 30, 2003 9:16 AM
To: Smith, Katherine
Subject: RE: Rule 14a-8

Ms. Katherine Smith

Ms. Smith,
Please advise the number of days expected, from the date of proposal submittal, for the company to complete its review of the 500-word proposal. This proposal is on a well-established topic which received 60% of the yes and no votes at the 2003 Allstate annual meeting.
Sincerely,
John Chevedden
cc: Emil Rossi

EXHIBIT H

ALL

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward Liddy
Chairman
Allstate Corporation (ALL)
2775 Sanders Road
Northbrook, IL 60062
Phone: (847) 402-5000
Fax: (847) 402-2351, 402-0169

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7 03

cc: Katherine A. Smith
FX: 847/326-9722

The attached proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 14, 2003

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	62%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT I

Smith, Katherine

From: Smith, Katherine
Sent: Tuesday, December 02, 2003 2:35 PM
To: 'Olmsted Point'
Cc: McCabe, Michael J. (Mick)
Subject: RE: Rule 14a-8

Mr. Chevedden,
You may have seen recent news reports about Allstate's recent decision to terminate its rights plan. This action was approved by the Board at its November 11, 2003 meeting. I invite you to visit allstate.com to see the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee is posted on the Corporate Governance portion of the site as are revised Corporate Governance Guidelines. Guideline #28 contains a new Policy on Shareholder Rights Plans that the Board approved at its meeting.

Considering the Board's action and Policy, we would like to discuss with you Mr. Rossi's proposal relating to the rights plan. Would you be available next Thursday, December 11, 2003 at 9 a.m.(PT)/11 a.m.(CDT), to talk with our General Counsel Mick McCabe and me? If so, please provide me with a number where we will be able to reach you.

Thank you.

Katherine Smith

-----Original Message-----
From: Olmsted Point [mailto:olmsted7point@yahoo.com]
Sent: Thursday, October 30, 2003 1:58 PM
To: Smith, Katherine
Subject: RE: Rule 14a-8

Ms. Katherine Smith

Ms. Smith,
Please advise the number of days expected, from the October 11, 2003 date of the original proposal submittal, for the company to complete its review of the 500-word proposal. This proposal is on a well-established topic which received 60% of the yes and no votes at the 2003 Allstate annual meeting.
Sincerely,
John Chevedden
cc: Emil Rossi

Smith, Katherine

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 02, 2003 4:24 PM
To: Smith, Katherine
Subject: Allstate's recent decisionto terminate its rights plan

Dear Ms. Smith,
Please forward the text referenced as text (not as an attachment) in a return email.
Thank you.
John Chevedden

Tue, 2 Dec 2003 14:35:08 -0600
From: "Smith, Katherine" <KSMITH1@allstate.com>
To: "Olmsted Point" <olmsted7point@yahoo.com>
CC: "McCabe, Michael J. (Mick)" <MMC01@allstate.com>

Mr. Chevedden,
You may have seen recent news reports about Allstate's recent decision to terminate its rights plan. This action was approved by the Board at its November 11, 2003 meeting. I invite you to visit allstate.com to see the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee is posted on the Corporate Governance portion of the site as are revised
Corporate Governance Guidelines. Guideline #28 contains a new Policy on
Shareholder Rights Plans that the Board approved at its meeting.

Considering the Board's action and Policy, we would like to discuss with
you Mr. Rossi's proposal relating to the rights plan. Would you be available next Thursday, December 11, 2003 at 9 a.m.(PT)/11 a.m.(CDT), to talk with our General Counsel Mick McCabe and me? If so, please provide me with a number where we will be able to reach you.

Thank you.

Katherine Smith

EXHIBIT K

Smith, Katherine

From: Smith, Katherine
Sent: Tuesday, December 02, 2003 5:47 PM
To: 'J'
Subject: RE: Allstate's recent decision to terminate its rights plan

Mr. Chevedden, I am not sure what text you are referring to - do you mean the Policy on Shareholder Rights plans?
Katherine Smith

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, December 02, 2003 4:24 PM
To: Smith, Katherine
Subject: Allstate's recent decisionto terminate its rights plan

Dear Ms. Smith,
Please forward the text referenced as text (not as an attachment) in a return email.
Thank you.
John Chevedden

Tue, 2 Dec 2003 14:35:08 -0600
From: "Smith, Katherine" <KSMITH1@allstate.com>
To: "Olmsted Point" <olmsted7point@yahoo.com>
CC: "McCabe, Michael J. (Mick)" <MMC01@allstate.com>

Mr. Chevedden,
You may have seen recent news reports about Allstate's recent decision to terminate its rights plan. This action was approved by the Board at its November 11, 2003 meeting. I invite you to visit allstate.com to see the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee is posted on the Corporate Governance portion of the site as are revised
Corporate Governance Guidelines. Guideline #28 contains a new Policy on
Shareholder Rights Plans that the Board approved at its meeting.

Considering the Board's action and Policy, we would like to discuss with
you Mr. Rossi's proposal relating to the rights plan. Would you be available next Thursday, December 11, 2003 at 9 a.m.(PT)/11 a.m.(CDT), to talk with our General Counsel Mick McCabe and me? If so, please provide me with a number where we will be able to reach you.

Thank you.

Katherine Smith

EXHIBIT L

Smith, Katherine

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 03, 2003 1:33 AM
To: Smith, Katherine
Subject: Re: Allstate's recent decision to terminate its rights plan

Dear Ms. Smith,
These are the items.
Can you incorporate these in an email but not as an attachment.
Thank you.
John Chevedden

the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee
is posted on the Corporate Governance portion of the site as are
revised
Corporate Governance Guidelines. Guideline #28 contains a new Policy
on
Shareholder Rights Plans that the Board approved at its meeting.

EXHIBIT M

Smith, Katherine

From: Smith, Katherine
Sent: Wednesday, December 03, 2003 9:05 AM
To: 'J'
Subject: RE: Allstate's recent decision to terminate its rights plan

Per your request, here is the News Release, the TIDE Report and the Policy on Shareholder Rights Plans. After you have had a chance to review, please let me know whether you will be available for a call next Thursday, December 11, 2003 (9 am (PT)/11 am (CDT)) to discuss Mr. Rossi's proposal. Thank you.

Katherine Smith
Assistant Counsel
Allstate Insurance Company
phone: 847-402-2343
fax: 847-326-9722
email: ksmith1@allstate.com

***

The Allstate Corporation Terminates Shareholder Rights Plan; Announces Quarterly Dividend

NORTHBROOK, Ill., Nov. 11, 2003 - The Allstate Corporation Board of Directors today announced it has voted to terminate the shareholder rights plan (commonly known as a "poison pill") adopted in 1999. The corporation will buy back the rights at the redemption price of one cent ($0.01) per right. At the same meeting, the board also declared a quarterly dividend of twenty-three cents ($0.23) on each outstanding share of the corporation's common stock payable in cash on Jan. 02, 2004 to stockholders of record at the close of business on Nov. 28, 2003. Payment of the rights redemption will be made with the dividend payment.

"The board's vote to redeem the rights plan is further evidence of Allstate's commitment to strong and responsive corporate governance," said Edward M. Liddy, Allstate president, chairman and CEO.

When a substantial segment of our shareholders voiced their concerns about the rights plan in 2002, the board responded by instituting a triennial independent director evaluation (TIDE) process, which commenced in 2003. The TIDE process calls for the board's nominating and governance committee, comprised entirely of independent directors, to conduct a periodic review of the rights plan and make a recommendation to the board as to whether, in the best interests of shareholders and the corporation, it should be maintained, amended or terminated. A review has been completed and the board has accepted the committee's recommendation to terminate the plan.

In evaluating the rights plan, the nominating and governance committee considered a wide variety of factors bearing on Allstate and its shareholders, including shareholder sentiment and the corporation's other protections against abusive takeover practices.

"We are very proud of Allstate's corporate governance practices and procedures and believe that financial performance is driven, in part, by adhering to strong governance standards. This board's responsiveness to shareholders is just one more tangible example of Allstate's desire to serve as a model for what is right about corporate America," said Liddy.

For more details about Allstate's corporate governance practices and procedures, go to Allstate.com and click on "Corporate Governance" link on the home page.

The Allstate Corporation (NYSE: ALL) is the nation's largest publicly held personal lines insurer. Widely known through the "You're In Good Hands With AllstateR" slogan, Allstate provides insurance products to more than 16 million households and has approximately 12,300 exclusive agents and financial specialists in the U.S. and Canada. Customers can access Allstate products and services through Allstate agents, or in select states at allstate.com and 1-800 AllstateR. EncompassSM and DeerbrookR Insurance brand property and casualty products are sold exclusively through independent agents. Allstate Financial

Group includes the businesses that provide life and supplemental insurance, retirement, banking and investment products through distribution channels that include Allstate agents, independent agents, financial institutions and broker-dealers.
***
Triennial Independent Director Evaluation ("TIDE") Report

THE BOARD OF DIRECTORS OF
THE ALLSTATE CORPORATION

The Nominating and Governance Committee (the "Committee") of The Allstate Corporation (the "Corporation"), pursuant to Section 28 of the Corporate Governance Guidelines of the Corporation regarding the Triennial Independent Director Evaluation of Rights Plan ("TIDE"), hereby reports to the Board of Directors that the Committee met on July 8, September 7, and November 11, 2003 and is submitting this final report and recommendation to the Board.

At its July meeting, the Committee began its review of the Corporation's Rights Agreement entered into on February 12, 1999 (the "Rights Agreement"), taking into consideration factors such as shareholder opinions, the Corporation's assets, market valuations of the Corporation's stock, relative valuations of peer companies, developments in rights plans, the mergers and acquisitions market, the buy-out financing market and studies of rights plans and contests for corporate control. The Committee retained independent advisors to assist with its responsibilities. The law firm of Wachtell, Lipton, Rosen & Katz was retained, as was an investment banker, Lehman Brothers (collectively, the "Advisors").

At its September meeting, the Committee received initial research and advice of its Advisors. After discussions regarding the Rights Agreement, the Committee requested additional information from its Advisors, and such additional information was received prior to its November meeting.

In its review of the Rights Agreement, the Committee evaluated with its Advisors certain factors, including shareholder sentiment as expressed at the Corporation's 2002 and 2003 annual shareholders meetings, as well as the fiduciary duties of the Board to the Corporation to act in the best interest of the Corporation and its shareholders. The Committee engaged in an analysis and discussion of the benefits afforded to the Corporation by the Rights Agreement and other takeover defenses available. It was concluded that the Corporation's other structural defenses, coupled with its status as a regulated entity in various jurisdictions and the retained ability to adopt a rights plan in the future, provide the Corporation with substantial protections against abusive takeover tactics.

Taking into consideration the advice and information received from its Advisors and such other matters as the Committee deems relevant, the Committee hereby recommends to the Board that it redeem the rights issued under the Rights Agreement. In addition, the Committee recommends that the Board adopt a policy that it will seek shareholder approval of a rights plan prior to adoption except in circumstances where, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting. Such policy would become part of the Corporation's Corporate Governance Guidelines.

Respectfully submitted by:

THE NOMINATING AND GOVERNANCE COMMITTEE
November 11, 2003
***
From the Corporate Governance Guidelines -
28. Shareholder Rights Plans

The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item

at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.
***

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 03, 2003 1:33 AM
To: Smith, Katherine
Subject: Re: Allstate's recent decision to terminate its rights plan

Dear Ms. Smith,
These are the items.
Can you incorporate these in an email but not as an attachment.
Thank you.
John Chevedden

the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee
is posted on the Corporate Governance portion of the site as are
revised
Corporate Governance Guidelines. Guideline #28 contains a new Policy
on
Shareholder Rights Plans that the Board approved at its meeting.

EXHIBIT N

Smith, Katherine

From: Smith, Katherine
Sent: Wednesday, December 10, 2003 11:34 AM
To: 'olmsted7p@earthlink.net'
Cc: McCabe, Michael J. (Mick)
Subject: Call with Allstate

Mr. Chevedden,
I hope you have had time to review the materials I sent to you on December 3rd (see below).

Would you please let me know today whether you will be available to talk tomorrow, December 11th at 9am Pacific/11am Central time? If this date/time does not work for you, let me know and I will try to find a mutually conducive time/date to meet all of our schedules.

Thank you.

P.S. We will also need a phone number where you will be available.

-----Original Message-----
From: Smith, Katherine
Sent: Wednesday, December 03, 2003 9:05 AM
To: 'J'
Subject: RE: Allstate's recent decision to terminate its rights plan

Per your request, here is the News Release, the TIDE Report and the Policy on Shareholder Rights Plans. After you have had a chance to review, please let me know whether you will be available for a call next Thursday, December 11, 2003 (9 am (PT)/11 am (CDT)) to discuss Mr. Rossi's proposal. Thank you.
Katherine Smith
Assistant Counsel
Allstate Insurance Company
phone: 847-402-2343
fax: 847-326-9722
email: ksmith1@allstate.com

***
The Allstate Corporation Terminates Shareholder Rights Plan; Announces Quarterly Dividend

NORTHBROOK, Ill., Nov. 11, 2003 - The Allstate Corporation Board of Directors today announced it has voted to terminate the shareholder rights plan (commonly known as a "poison pill") adopted in 1999. The corporation will buy back the rights at the redemption price of one cent ($0.01) per right. At the same meeting, the board also declared a quarterly dividend of twenty-three cents ($0.23) on each outstanding share of the corporation's common stock payable in cash on Jan. 02, 2004 to stockholders of record at the close of business on Nov. 28, 2003. Payment of the rights redemption will be made with the dividend payment.

"The board's vote to redeem the rights plan is further evidence of Allstate's commitment to strong and responsive corporate governance," said Edward M. Liddy, Allstate president, chairman and CEO.

When a substantial segment of our shareholders voiced their concerns about the rights plan in 2002, the board responded by instituting a triennial independent director evaluation (TIDE) process, which commenced in 2003. The TIDE process calls for the board's nominating and governance committee, comprised entirely of independent directors, to conduct a periodic review of the rights plan and make a recommendation to the board as to whether, in the best interests of shareholders and the corporation, it should be maintained, amended or terminated. A review has been completed and the board has accepted the committee's recommendation to terminate the plan.

In evaluating the rights plan, the nominating and governance committee considered a wide variety of factors bearing on Allstate and its shareholders, including shareholder sentiment and the corporation's other protections against abusive takeover practices.

"We are very proud of Allstate's corporate governance practices and procedures and believe that financial performance is driven, in part, by adhering to strong governance standards. This board's responsiveness to shareholders is just one more tangible example of Allstate's desire to serve as a model for what is right about corporate America," said Liddy.

For more details about Allstate's corporate governance practices and procedures, go to Allstate.com and click on "Corporate Governance" link on the home page.

The Allstate Corporation (NYSE: ALL) is the nation's largest publicly held personal lines insurer. Widely known through the "You're In Good Hands With AllstateR" slogan, Allstate provides insurance products to more than 16 million households and has approximately 12,300 exclusive agents and financial specialists in the U.S. and Canada. Customers can access Allstate products and services through Allstate agents, or in select states at allstate.com and 1-800 AllstateR. EncompassSM and DeerbrookR Insurance brand property and casualty products are sold exclusively through independent agents. Allstate Financial Group includes the businesses that provide life and supplemental insurance, retirement, banking and investment products through distribution channels that include Allstate agents, independent agents, financial institutions and broker-dealers.
***
Triennial Independent Director Evaluation ("TIDE") Report

THE BOARD OF DIRECTORS OF
THE ALLSTATE CORPORATION

The Nominating and Governance Committee (the "Committee") of The Allstate Corporation (the "Corporation"), pursuant to Section 28 of the Corporate Governance Guidelines of the Corporation regarding the Triennial Independent Director Evaluation of Rights Plan ("TIDE"), hereby reports to the Board of Directors that the Committee met on July 8, September 7, and November 11, 2003 and is submitting this final report and recommendation to the Board.

At its July meeting, the Committee began its review of the Corporation's Rights Agreement entered into on February 12, 1999 (the "Rights Agreement"), taking into consideration factors such as shareholder opinions, the Corporation's assets, market valuations of the Corporation's stock, relative valuations of peer companies, developments in rights plans, the mergers and acquisitions market, the buy-out financing market and studies of rights plans and contests for corporate control. The Committee retained independent advisors to assist with its responsibilities. The law firm of Wachtell, Lipton, Rosen & Katz was retained, as was an investment banker, Lehman Brothers (collectively, the "Advisors").

At its September meeting, the Committee received initial research and advice of its Advisors. After discussions regarding the Rights Agreement, the Committee requested additional information from its Advisors, and such additional information was received prior to its November meeting.

In its review of the Rights Agreement, the Committee evaluated with its Advisors certain factors, including shareholder sentiment as expressed at the Corporation's 2002 and 2003 annual shareholders meetings, as well as the fiduciary duties of the Board to the Corporation to act in the best interest of the Corporation and its shareholders. The Committee engaged in an analysis and discussion of the benefits afforded to the Corporation by the Rights Agreement and other takeover defenses available. It was concluded that the Corporation's other structural defenses, coupled with its status as a regulated entity in various jurisdictions and the retained ability to adopt a rights plan in the future, provide the Corporation with substantial protections against abusive takeover tactics.

Taking into consideration the advice and information received from its Advisors and such other matters as the Committee deems relevant, the Committee hereby recommends to the Board that it redeem the rights issued under the Rights Agreement. In addition, the Committee recommends that the Board adopt a policy that it will seek shareholder approval of a rights plan prior to adoption except in circumstances where, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting. Such policy would become part of the Corporation's Corporate Governance Guidelines.

Respectfully submitted by:

THE NOMINATING AND GOVERNANCE COMMITTEE
November 11, 2003
***
From the Corporate Governance Guidelines -
28. Shareholder Rights Plans

The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.
***

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 03, 2003 1:33 AM
To: Smith, Katherine
Subject: Re: Allstate's recent decision to terminate its rights plan

Dear Ms. Smith,
These are the items.
Can you incorporate these in an email but not as an attachment.
Thank you.
John Chevedden

the news release that was issued on the subject.

Additionally the TIDE Report of the Nominating and Governance Committee
is posted on the Corporate Governance portion of the site as are
revised
Corporate Governance Guidelines. Guideline #28 contains a new Policy
on
Shareholder Rights Plans that the Board approved at its meeting.



Allstate

You're in good hands.

EXHIBIT O

Katherine A. Smith
Assistant Counsel

Corporate Governance

December 18, 2003

VIA AIRBORNE EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation – Rossi Shareholder Proposal on Rights Plan

Dear Mr. Chevedden:

Thank you for taking the time to speak with Mick McCabe and me on Tuesday, December 16, 2003. We appreciated the opportunity to discuss with you the shareholder proposal submitted by Mr. Emil Rossi on November 14, 2003 that calls for the submission of "the adoption, maintenance or extension of any poison pill to a shareholder vote".

As we discussed and provided documentation to you on December 3, 2003, the Board of Directors on November 11, 2003 approved the termination of Allstate's rights plan and adopted a policy statement on rights plans.

This policy states:

> *The Board will seek shareholder approval of a rights plan prior to adoption except in circumstances where, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.*

This decision to terminate the rights plan and adopt the policy was based upon the recommendation of the Nominating and Governance Committee of the Board. This Committee had been appointed in 2002 to conduct a thorough review of the rights plan, called the triennial independent director evaluation, or TIDE review. The Committee itself is comprised entirely of independent directors and they retained independent outside advisors to assist it with its review. The TIDE report was previously provided to

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

you on December 3, 2003 and it contains the details of the review and final recommendation of the Committee to the Board of Directors.

Given that the Board in fact terminated the rights plan and implemented a policy whereby it has agreed to seek shareholder approval prior to the adoption of any future rights plan, with the limited exception noted above, we believe Allstate has fully complied with the tenets and spirit of Mr. Rossi's proposal.

While we appreciated the opportunity to discuss this matter with you, we were disappointed that you sought three new and additional conditions, not contained in the proposal submitted by Mr. Rossi, to withdrawing the proposal. First, you requested that any future changes to the policy be submitted to the shareholders for approval. Second, you requested that any subsequently adopted rights plan be contingent on the *unanimous* consent of independent directors. Lastly, you sought a provision in the policy that would allow ratification by shareholders of any subsequently adopted shareholder rights plan to be included in any future written consent circulated to stockholders.

The policy was carefully considered and deliberated by the Committee with the assistance of its advisors during its TIDE review. That being said, the Committee may well have been interested in reviewing the merits of your first new and additional condition had that been your only request but since that was not the case, there is no need to ask the Committee to reconsider. The policy statement was intended to be the full and final statement of the Board's commitment to its shareholders on the subject of future rights plans.

As to your second new and additional condition, while our policy does specify that only independent directors can act to implement any future rights plan, you requested that such action only occur where the vote of directors was unanimous. Allstate's Bylaws and Articles of Incorporation provide that the act of a majority of directors present at any meeting at which there is a quorum constitutes an act of the Board. This vote procedure is common governance practice codified in state corporation statutes across the nation. To change the vote requirements for this specific act of the Board is inconsistent with notions of corporate democracy.

As to your third new and additional condition, we discussed the fact that Allstate's Bylaws do not provide for shareholder action by written consent; therefore, to include a provision in a formal policy of the Board of Directors that is inapposite and incongruous with the company's governing documents, would be inconsistent with the best practices Allstate seeks to maintain in its corporate governance practices.

Of course, best corporate governance practices are not, and should not be, "one-size-fits-all". What may be a proper provision for some companies to have in their formal board policies may not be proper or even relevant at other companies.

While we would be willing to present the first condition (regarding future changes to the policy statement) to the Committee for its consideration, you made it clear that that alone would not result in the withdrawal of the Rossi proposal. The other added conditions would require significant corporate actions and go well beyond the Board's considered action in this matter.

It is our firm belief that the Board adopted a policy on rights plans that is fair and well-balanced. This opinion is broadly endorsed by organizations that engage in advising investors.

It is our view that the Board's actions and policy statement fully implement the request and spirit of Mr. Rossi's proposal.

We sincerely regret that we were not able to reach an accord with you but we remain hopeful that upon further reflection, there may still be a way to reach a consensus. We urge you to reconsider the matter.

Mick McCabe and I very much appreciated the time you took to discuss the matter with us.

If you are willing to discuss this matter further, please contact me by December 22, 2003 at (847) 402-2343.

Very truly yours,



Katherine A. Smith

Cc: E. Rossi
M. McCabe

EXHIBIT P


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(www.cii.org); it hopes corporate boards will meet or exceed these standards and a
appropriate additional policies to best protect shareholders' interests.

In general, the Council believes that corporate governance structures and practice
protect and enhance accountability to, and ensure equal financial treatment of, sha
action should not be taken if its purpose is to
reduce accountability to shareholders.

The Council also believes shareholders should have meaningful ability to participat
fundamental decisions that affect corporate viability, and meaningful opportunities t
nominate director candidates and to suggest processes and criteria for director sel
evaluation.

The Council believes companies should adhere to responsible business practices a
good corporate citizenship. Promotion, adoption and effective implementation of gu
the responsible conduct of business and business relationships are consistent with
responsibility of protecting long-term investment interests.

The Council believes good governance practices should be followed by publicly tra
companies, private companies and companies in the process of going public. As s
Council believes that, consistent with their fiduciary obligations to their limited partr
general members of venture capital, buyout and other private equity funds should u
appropriate efforts to encourage companies in which they invest to adopt long-term
governance provisions that are consistent with the Council's policies. (Click here fo
letter that investors may consider sending to general partners.)

The Council believes that U.S. companies should not reincorporate offshore becau
governance structures there are weaker and therefore reduce management accour
shareholders.

Council policies neither bind members no corporations. They are designed to prov
that the Council has found to be appropriate in most situations.

Updated as of Sept. 4, 2003


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The information included on the Council of Institutional Investors' Shareowner Initiatives web page is believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way. Information is presented as reported and/or submitted by the sponsor(s) of the initiative(s). The Council of Institutional Investors shall not be liable for any errors in content or for any actions taken in reliance thereon.

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Browse Shareowner Initiatives For the Year 2003

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company sponsor category

2003

Company	Sponsor	Category
3M CO	Nick Rossi	Poison Pill
ABBOTT LABORATORIES		Executive Pay, General
ADOBE SYSTEMS INC.	AFSCME	Executive Pay, Severance Pay
AETNA INC	Evelyn Y. Davis	Cumulative Voting
ALASKA AIR GROUP	John Furqueron	Separate Chairman and CEO
ALBERTSON'S	United Association	Separate Chairman and CEO
ALCOA INC	AFL-CIO	Executive Pay, Severance Pay
ALLIED WASTE INDS INC	AFSCME	Miscellaneous Social
ALLIED WASTE INDS INC	UBC	Excutive Pay, Index/ Premium-Priced Options
ALLIED WASTE INDS INC	Sheet Metal Workers	Executive Pay, Option Accounting
ALLSTATE CORP	Emil Rossi	Poison Pill
ALLSTATE CORP	William Parker	Cumulative Voting
ALLTEL CORP	Sisters of Mercy of Americas	Sexual Orientation
ALTRIA GROUP	NYC Funds	Tobacco
ALTRIA GROUP	Sisters of Mercy of Americas	Tobacco
ALTRIA GROUP	St. Joseph of Capuchin	Tobacco
ALTRIA GROUP	Minnesota State Board of Investment	Tobacco
ALTRIA GROUP	Chris Rossi	Auditor/Audit Issues
ALTRIA GROUP	Nick Rossi	Poison Pill
AMEREN CORP	Midwest Coalition for Responsible Investment	Nuclear/Energy

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Fund Spy

The 10 Biggest Wealth-Creating Funds of 2

Vanguard, Fidelity, and American offerings dominate the list.

by Russel Kinnel | 12-22-03 | 06:00 AM | Print Article

Which fund will build the most value in 2004?

- Fidelity Magellan
- Vanguard 500
- American Funds Washington Mutual
- Fidelity Contrafund
- Kinetics New Paradigm

Voice Your Opinion

Also in Fund Spy

International Fund Manager of the Year Finalists
by Kunal Kapoor
12-18-03 | 06:00 AM

The Five Biggest Surprises of the Year
by Gregg Wolper
12-16-03 | 06:00 AM

A Progress Report on Scandal-Tainted Fund Shops
by Russel Kinnel
12-15-03 | 06:00 AM

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AEPGX | AGTHX | ANWPX | AWSHX | FCNTX | FDGRX | FLPSX | FMAGX | VFINX | VPMCX

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At the end of the day, a fund's job is simply to make money for shareholders. ' mind, we bring you our annual list of the funds that added the most money for (Click here for last year's winners.)

With large-cap stocks roaring back in 2003, some of the same names from last year's destroyers list are now on the value-builders list. We came up with the list by backing out the dollar amount of inflows or outflows and adding up the amount of appreciation in each fund through the end of November 2003 to find how much money each offering made for investors.

1. Vanguard 500 Index VFINX

The biggest fund also made the most money for investors in 2003. Collectively, Vanguard 500

shareholders are $12.7 billion richer
than they were when the year began. This fund is big with good reason: It's or
the average large-blend fund in seven of the past eight years.

2. Fidelity Magellan FMAGX
This was an off year for Magellan, but its place as the second-largest stock fun
land in the second-best slot with a net gain of $10.3 billion.

3. American Funds Growth Fund of America AGTHX
2003 has been an awesome year for this fund, as a tech rally has spurred it to
made $9.2 billion for investors, and it figures to overtake Magellan's spot as th
biggest stock fund fairly soon.

4. American Funds Washington Mutual AWSHX
This fund, which made $7.8 billion for shareholders, hasn't been as hot as the
America, but that probably means it's set to outgain Growth Fund next year.

5. Fidelity Contrafund FCNTX
Considering that it held up nicely in the bear market, this fund's solid returns l
even if they don't match those of the Growth Fund of America. Manager Will Da
$6.8 billion for shareholders.

6. American Funds New Perspective A ANWPX
This fund made a killing on fallen growth stocks such as Tyco TYC and Tin
Thus, shareholders are up $6.1 billion.

7. Fidelity Growth Company FDGRX
This fund's ranking on the list is pretty impressive when you consider it ranks
assets. Manager Steve Wymer held a healthy tech weighting at the beginning
he's ridden it to strong gains. He's made $6 billion for investors.

8. Fidelity Low-Priced Stock FLPSX
Manager Joel Tillinghast was kind enough to make us look good for picking hir
the Year for 2002. He made $5.9 billion for shareholders.

9. American Funds EuroPacific Growth AEPGX
The only foreign entrant on the list made $5.5 billion for investors. If you wonc
American, Vanguard, and Fidelity were getting the lion's share of inflows this y
longer.

10. Vanguard Primecap VPMCX
Although this fund ranks 21st by assets, it made $4.5 billion for shareholders t
stock picks, low costs, and a knack for finding cheap growth stocks.

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Russel Kinnel is Morningstar's director of fund analysis. No financial-plannin(please. He can be reached at russel_kinnel@morningstar.com.

Russel Kinnel does not own shares in any of the stocks mentioned above. Find out ab Morningstar's editorial policies.

Monday, December 22, 2003

401(k)s

401k Guide

by Morningstar Analysts | 04-17-2003 | 04:12 PM | E-mail Article to a Friend | Print Article | R

Your 401(k) may end up being your largest retirement asset. That's why it's cr make the most of it. Here are the key questions that anyone investing in a 401 ask--and answer.

What are the advantages of a 401 (k)?

How can I calculate how much money I'll need to retire comfortably?

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How does employer matching affect my account?

When and how often should I monitor my 401(k) account?

How do I rebalance my 401(k)?

How should I measure the performance of my mutual funds?

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Allstate
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(10), 14a-8(i)(3) and 14a-9.

January 13, 2004

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2004 Proxy Statement

Ladies and Gentlemen:

The enclosed correspondence was sent to Mr. John Chevedden as representative for Mr. Emil Rossi, a shareholder who submitted a proposal for inclusion in Allstate's 2004 proxy statement. The correspondence is related to Allstate's no-action letter request dated December 22, 2003 (copy enclosed) and is therefore being provided pursuant to Staff Legal Bulletin No. 14, dated July 13, 2001.

If you have any questions with respect to this letter, please contact me at (847)402-2343. Also, please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

Enclosures

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com



Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

January 13, 2004

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation – Rossi Shareholder Proposal on Rights Plan

Dear Mr. Chevedden:

I sent you the enclosed letters on December 18, 2003 and December 22, 2003. Airborne Express informed us that they were unable to deliver these packages and/or that the packages might have been refused. Airborne Express unfortunately did not bring this to my attention until today. They tried to reach you twice on each package, but were unable to reach you by phone and their messages were not returned.

Mr. Rossi's packages dated December 18, 2003 and December 22, 2003 were delivered on December 19, 2003 and December 23, 2003, respectively. Hopefully he communicated their arrival to you prior to today.

I am attaching the letters herewith and am re-sending these to you today via Federal Express.

My apologies for the delay in getting these to you.

A copy of this correspondence will be provided to the SEC in accordance with Staff Legal Bulletin No. 14, dated July 13, 2001.

Very truly yours,



Katherine A. Smith

Cc: E. Rossi
M. McCabe
U.S. Securities and Exchange Commission, Division of Corporation Finance

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

Smith, Katherine

From: Smith, Katherine
Sent: Tuesday, January 13, 2004 3:05 PM
To: 'J'
Cc: McCabe, Michael J. (Mick)
Subject: The Allstate Corporation

Dear Mr. Chevedden,
I sent you the attached letters on December 18, 2003 and December 22, 2003. Airborne Express informed us that they were unable to deliver these packages and/or that the packages might have been refused. Airborne Express unfortunately did not bring this to my attention until today. They tried to reach you twice on each package, but were unable to reach you by phone and their messages were not returned.

Mr. Rossi's packages dated December 18, 2003 and December 22, 2003 were delivered on December 19, 2003 and December 23, 2003, respectively. Hopefully he communicated their arrival to you prior to today.

I am attaching the letters herewith and am re-sending these to you today via Federal Express.

My apologies for the delay in getting these to you. A copy of this correspondence will be provided to the SEC in accordance with Staff Legal Bulletin No. 14, dated July 13, 2001.

Katherine Smith
Assistant Counsel
Allstate Insurance Company
phone: 847-402-2343
fax: 847-326-9722
email: ksmith1@allstate.com


ltr to chevedden 121803.doc


SEC poison pill 04.doc


Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

December 18, 2003

VIA AIRBORNE EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation – Rossi Shareholder Proposal on Rights Plan

Dear Mr. Chevedden:

Thank you for taking the time to speak with Mick McCabe and me on Tuesday, December 16, 2003. We appreciated the opportunity to discuss with you the shareholder proposal submitted by Mr. Emil Rossi on November 14, 2003 that calls for the submission of "the adoption, maintenance or extension of any poison pill to a shareholder vote".

As we discussed and provided documentation to you on December 3, 2003, the Board of Directors on November 11, 2003 approved the termination of Allstate's rights plan and adopted a policy statement on rights plans.

This policy states:

> *The Board will seek shareholder approval of a rights plan prior to adoption except in circumstances where, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.*

This decision to terminate the rights plan and adopt the policy was based upon the recommendation of the Nominating and Governance Committee of the Board. This Committee had been appointed in 2002 to conduct a thorough review of the rights plan, called the triennial independent director evaluation, or TIDE review. The Committee itself is comprised entirely of independent directors and they retained independent outside advisors to assist it with its review. The TIDE report was previously provided to

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

you on December 3, 2003 and it contains the details of the review and final recommendation of the Committee to the Board of Directors.

Given that the Board in fact terminated the rights plan and implemented a policy whereby it has agreed to seek shareholder approval prior to the adoption of any future rights plan, with the limited exception noted above, we believe Allstate has fully complied with the tenets and spirit of Mr. Rossi's proposal.

While we appreciated the opportunity to discuss this matter with you, we were disappointed that you sought three new and additional conditions, not contained in the proposal submitted by Mr. Rossi, to withdrawing the proposal. First, you requested that any future changes to the policy be submitted to the shareholders for approval. Second, you requested that any subsequently adopted rights plan be contingent on the *unanimous* consent of independent directors. Lastly, you sought a provision in the policy that would allow ratification by shareholders of any subsequently adopted shareholder rights plan to be included in any future written consent circulated to stockholders.

The policy was carefully considered and deliberated by the Committee with the assistance of its advisors during its TIDE review. That being said, the Committee may well have been interested in reviewing the merits of your first new and additional condition had that been your only request but since that was not the case, there is no need to ask the Committee to reconsider. The policy statement was intended to be the full and final statement of the Board's commitment to its shareholders on the subject of future rights plans.

As to your second new and additional condition, while our policy does specify that only independent directors can act to implement any future rights plan, you requested that such action only occur where the vote of directors was unanimous. Allstate's Bylaws and Articles of Incorporation provide that the act of a majority of directors present at any meeting at which there is a quorum constitutes an act of the Board. This vote procedure is common governance practice codified in state corporation statutes across the nation. To change the vote requirements for this specific act of the Board is inconsistent with notions of corporate democracy.

As to your third new and additional condition, we discussed the fact that Allstate's Bylaws do not provide for shareholder action by written consent; therefore, to include a provision in a formal policy of the Board of Directors that is inapposite and incongruous with the company's governing documents, would be inconsistent with the best practices Allstate seeks to maintain in its corporate governance practices.

Of course, best corporate governance practices are not, and should not be, "one-size-fits-all". What may be a proper provision for some companies to have in their formal board policies may not be proper or even relevant at other companies.

While we would be willing to present the first condition (regarding future changes to the policy statement) to the Committee for its consideration, you made it clear that that alone would not result in the withdrawal of the Rossi proposal. The other added conditions would require significant corporate actions and go well beyond the Board's considered action in this matter.

It is our firm belief that the Board adopted a policy on rights plans that is fair and well-balanced. This opinion is broadly endorsed by organizations that engage in advising investors.

It is our view that the Board's actions and policy statement fully implement the request and spirit of Mr. Rossi's proposal.

We sincerely regret that we were not able to reach an accord with you but we remain hopeful that upon further reflection, there may still be a way to reach a consensus. We urge you to reconsider the matter.

Mick McCabe and I very much appreciated the time you took to discuss the matter with us.

If you are willing to discuss this matter further, please contact me by December 22, 2003 at (847) 402-2343.

Very truly yours,

Katherine A. Smith

Cc: E. Rossi
M. McCabe



Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(10), 14a-8(i)(3) and 14a-9

December 22, 2003

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2004 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2004 the stockholder proposal submitted by Mr. Emil Rossi who is represented by Mr. John Chevedden.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 26, 2004 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;
2. Mr. Rossi's letter of October 7, 2003 with his proposal (Exhibit A);
3. My letter of October 23, 2003 to Mr. Chevedden regarding eligibility information and requesting certain changes be made in the text of the proposal (Exhibit B);
4. Mr. Chevedden's e-mail to me of October 26, 2003 (Exhibit C);
5. Letter from Morgan Stanley, dated October 27, 2003 evidencing Mr. Rossi's ownership of Allstate securities (Exhibit D)
6. My e-mail reply to Mr. Chevedden of October 29, 2003 (Exhibit E);
7. Mr. Chevedden's e-mail to me of October 30, 2003 (Exhibit F);
8. My e-mail reply to Mr. Chevedden of October 30, 2003 (Exhibit G);
9. Mr. Rossi's proposal, dated November 14, 2003 which only revised the first paragraph of the October 7, 2003 proposal (Exhibit H);
10. My e-mail message to Mr. Chevedden of December 2, 2003 (Exhibit I);
11. Mr. Chevedden's e-mail message to me of December 2, 2003 (Exhibit J);
12. My e-mail reply to Mr. Chevedden of December 2, 2003 (Exhibit K);

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

13. Mr. Chevedden's e-mail to me of December 3, 2003 (Exhibit L);
14. My e-mail response to Mr. Chevedden of December 3, 2003 (M);
15. My email to Mr. Chevedden of December 10, 2003 (Exhibit N);
16. My letter to Mr. Chevedden, dated December 18, 2003 (Exhibit O);
17. print-offs of website pages referred to in the proposal (Exhibit P)

The proposal requests the Allstate Board of Directors "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also, once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes." (the "Proposal").

Reasons for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement under Rule 14a-8(i)(10) as the Proposal has been substantially implemented. In addition, the Proposal violates Rule 14a-8(i)(3) in that it contains materially false and misleading statements in contravention of Rule 14a-9 and Allstate therefore submits that the Proposal should therefore be omitted in its entirety.

The Proposal May be Omitted under Proxy Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal where the company has substantially implemented the proposal. The substantially implemented standard replaced that contained in predecessor rule 14a-8(c)(10), which allowed omission of a proposal where implementation of the proposal would be deemed "moot". The current rule adopted in SEC Release 34-20091 (August 16, 1983) clarified that a proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented.

The Division has recently determined that proposals calling for the redemption of any poison pills issued and the commitment that any poison pills not be adopted or extended without being submitted for a shareholder vote, have been substantially implemented where 1) a company had no rights plan in place and 2) had a policy or resolution stating that the company would not adopt or extend any rights plan without a shareholder vote. *See* Bank of America (dated February 18, 2003); Citigroup Inc. (dated February 25, 2003) and AutoNation, Inc. (dated March 5, 2003).

The Proposal requests the Directors to "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical" and submit "any dilution or removal of this proposal" to a shareholder vote "as a separate ballot item at the earliest possible shareholder election". The first part of the Proposal seeks the submission of any rights plan adopted, maintained or extended to a shareholder vote.

Allstate's Board of Directors approved the termination of its rights plan on November 11, 2003 and the redemption of the rights issued in connection with the plan scheduled for January 2, 2004. The Board acted on the recommendation of its Nominating and Governance Committee upon its completion of a triennial independent directors evaluation conducted with the assistance of outside independent advisors. This Board action was reported in the press and detailed on the company's website. At the same time, the Board adopted the following policy:

Shareholder Rights Plans. *The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgment of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.*

As clearly stated in the policy, the Board will seek shareholder approval prior to adopting any future rights policy unless pursuant to its fiduciary duties, it is required to adopt a rights plan prior to obtaining shareholder approval. In that case, the Board commits to seek shareholder approval of any rights plan so adopted at its next annual shareholder meeting and if shareholders do not approve the adoption of the rights plan, the plan shall expire within one year from the date of the meeting. Given that the policy clearly commits to seek a shareholder vote of any rights plan in either case, the first part of the Proposal has been substantially implemented.

The second part of the Proposal states: "[a]*lso once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.*" Although it is not clear, this part appears to request that once the first part of the proposal is adopted – the submission of any rights plan to a shareholder vote – either 1) the Board's commitment to submit any rights plan to a shareholder vote be submitted at the "earliest possible shareholder election" or 2) any subsequent adoption of a rights plan by the Board be submitted to a shareholder vote at the "earliest possible shareholder election". Allstate submits that this part of the Proposal, however interpreted, has also been substantially implemented under Allstate's policy on shareholder rights plans. Allstate's policy speaks to the adoption of "*any rights plan*" and does not contain a sunset provision. We note that the proponent acknowledges in his supporting statement the flexibility of a "fiduciary out" which is contained the policy. The policy statement is a formal Board policy that was carefully and thoroughly deliberated in connection with the triennial independent directors evaluation and culminated in the Board's actions of November 11, 2003. This policy is part of Allstate's Corporate Governance Guidelines and is fully intended to remain in place for the foreseeable future.

The Proposal Violates Proxy Rules 14a-8(i)(3) and 14a-9

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials.

False and Misleading Statements Must be Removed from Supporting Statement pursuant to 14a-9

The supporting statement contains several purported references that are incomplete and unsubstantiated and therefore seek to present what may be false, misleading or otherwise irrelevant information in violation of Rule 14a-9. The following is a list of the deficient references contained in the supporting statement.

1. Without any reference to a factual source, the Proposal states: "[t]his topic also won an overall 60% yes-vote at 79 companies in 2003". The topic presented by this particular Proposal was only just presented in its current, revised form by Mr. Chevedden in November 2003. The revised version could not have achieved this level of overall support in the two months remaining in 2003 since its revision. As such, the statement is clearly false and misleading.

2. The reference to the statement appearing in The Motley Fool is unsubstantiated by date, author or context. In this regard, it may be false, misleading and irrelevant to the issue being presented in the Proposal and confusing to Allstate shareholders who, without more information, will be unable to research the source cited for information.

3. The statement attributed to the Wall Street Journal is a paraphrase of an "op-ed" opinion piece and therefore represents the views of one unidentified person rather than a statement from a credible and fact-based news report. This statement should be identified accurately as the opinion of Mr. Holman W. Jenkins Jr. as it appeared in the editorials section of the Wall Street Journal. Without accurately identifying the statement as such, it is clearly misleading and gives the false impression that it was attributable to a fact-based journalistic report. *See* Monsanto Company (dated November 26, 2003) (directing Mr. Chevedden to revise the same reference to clarify that it refers to an opinion article).

For each of the foregoing reasons, Allstate submits that each of the statements referenced above renders the Proposal excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the Proposal.

Website References Excludable under Staff Legal Bulletin No. 14 and Rule 14a-8(i)(3)

Staff Legal Bulletin No. 14 (July 13, 2001) states that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Website material, by its nature, is subject to change at any time and cannot be regulated for content by the proponent or by Allstate. As such, the websites may at any time contain materially false, misleading and irrelevant information. The SEC has previously agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8 which may allow the SEC's rules relating to proxy statements to be circumvented. *See*, The Emerging Germany Fund, Inc. (December 22, 1998)(acknowledgement that website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998)(inclusion of website reference subverts the proxy process as information posted may be altered); Pinnacle West Capital Corporation (March 11, 1998)(no way to verify accuracy of information posted). Such circumvention could easily give rise to the propagation of false and misleading information that could lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

The SEC has historically indicated that websites references may be omitted from supporting statements on the basis that such sites may contain materially false or misleading information. *See*, Allegheny Energy, Inc. (March 20, 2002) (deleting reference to www.cii.org in supporting statement submitted by representative, John Chevedden); Sabre Holdings Corporation (March 18, 2002) (deleting reference to www.cii.org in supporting statement of John Chevedden); Raytheon Company (March 13, 2002) (deleting reference to "& www.cii.org in supporting statement of John Chevedden); AMR Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by John Chevedden).

Additionally, the Division directed Mr. Chevedden to remove the reference to the Council of Institutional Investors website, www.cii.org from the proposal he submitted to Allstate for its 2002 annual shareholder meeting. *See* The Allstate Corporation (dated February 18, 2003). Again in January 2003, the Division was called upon to direct Mr. Chevedden to revise the same website reference, www.cii.org to provide a citation to a specific source *See* The Allstate Corporation (dated January 24, 2003).

Despite these multiple instructions from the Division to Mr. Chevedden, he has once again included the website reference, www.cii.org in the Proposal without more to give the false impression that CII has taken a position with respect to Allstate as opposed to its general position favoring a shareholder vote on poison pills. Presented as such, it is false and misleading. *See,* Sabre Holdings Corporation (dated March 20, 2003)(directing John Chevedden to revise the reference to provide a citation to a specific source for the discussion referenced); Monsanto Company (November 26, 2003)(directing Mr. Chevedden to revise the references to CII make clear that the statements reflect the organizations' general recommendation as to shareholder approval of poison pills only and not to the proposal submitted).

The Proposal contains another website reference, morningstar.com, which is similarly objectionable as the site referenced may contain materially false or misleading information. In addition, the statement attributed to morningstar.com is also misleading as it is incomplete and unsubstantiated.

The reference to www.cii.org links the reader to the home page of the Council of Institutional Investors (CII), an organization of pension funds, whose site addresses investment issues affecting plan assets. As such, the home page contains links to information about CII's policies on numerous topics from shareholder meeting rights to director and management compensation and further links to shareholder initiatives on various types of shareholder proposals. It should be noted that CII posts a disclaimer to its shareholder initiatives information which states that the information posted therein is "believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way." Similarly, the reference to morningstar.com takes the reader to the home page of this organization, described as a global investment research firm. As such, its website contains a variety of information unrelated to the subject of the Proposal, including 401ks, Bonds and Bond Funds, Saving for College. It also contains links to various e-newsletters offering investment advice, strategies and opinions on many, many investing issues.

Attached as Exhibit P are print-offs of the various subjects accessible from the home pages of cii.org and morningstar.com. These form the basis for excluding this website address as containing materially false and misleading and irrelevant material not related to the subject matter of shareholder rights agreements, and may therefore lead to shareholder confusion.

On the basis of the foregoing, the Company submits that the inclusion of these website references in the Proposal renders it excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the Proposal.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2004 for the reasons set forth above. We would appreciate receiving your response by January 30, 2004, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m).

If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

Enclosures
Copy to: John Chevedden
Emil Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated December 22, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible election. The proposal gives directors the flexibility of discretion in setting the vote and in responding to shareholder votes.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(10). We note Allstate's representation that it has adopted a policy that requires shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Allstate relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor